UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

7 July 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LIBERTY STAR URANIUM & METALS CORP.

File No. 0-50071 -- CF# 26926

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LIBERTY STAR URANIUM & METALS CORP. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 27, 2011.

Based on representations by LIBERTY STAR URANIUM & METALS CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through May 26, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel